EXHIBIT 99.1

Brookfield Renewable Acquires Premier Renewable Developer Urban Grid, Adding Approximately 20,000 Megawatts of Solar and Energy Storage Projects in the U.S.

All amounts in U.S. dollars unless otherwise indicated

  Brookfield Renewable acquired clean power developer Urban Grid and its pipeline of high-quality utility-scale solar and energy storage projects, totaling approximately 20,000 megawatts of planned capacity across 12 states
  Acquisition approximately triples Brookfield Renewable’s existing development pipeline in the U.S. to approximately 31,000 megawatts, establishing one of the largest clean power developers in the country
  Urban Grid will retain its brand name in recognition of its strong market presence

BROOKFIELD, News, Jan. 26, 2022 (GLOBE NEWSWIRE) -- Brookfield Renewable (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC), together with its institutional partners, today announced the acquisition of clean power developer Urban Grid and its high-quality pipeline of projects comprising approximately 13,000 megawatts of utility-scale solar and 7,000 megawatts of energy storage capacity for $650 million. The addition of Urban Grid’s projects approximately triples Brookfield Renewable’s U.S. development pipeline to approximately 31,000 megawatts of capacity, making it one of the largest renewable developers in the country.

Urban Grid, which will continue under the Urban Grid brand name as an independent power producer (IPP), boasts a strong development platform and a robust pipeline of advanced-stage renewable projects across key markets in the U.S. including the mid-Atlantic, Midwest and Southeast. It has nearly 2,000 megawatts of under construction or ready-to-build solar projects, with an additional 4,000 megawatts of de-risked advanced stage buildout opportunities.

Founded in 2010, Urban Grid has established a reputation for expertise in taking utility-scale solar and energy storage projects through the full development process, from site acquisition through to interconnection, permitting, and commercialization. Working with Urban Grid’s team of dedicated professionals, Brookfield Renewable will leverage its deep operating and commercial capabilities to optimize the value of Urban Grid’s development pipeline.

“The joining together of our outstanding teams and adding Urban Grid’s high-quality pipeline of clean energy projects presents an exceptional opportunity for Brookfield Renewable to further establish itself as the leading renewable energy provider in the country,” said Mitch Davidson, Chief Executive Officer of Brookfield Renewable’s U.S. business. “Urban Grid’s team not only deepens our development capabilities, but it also provides strategic access to key U.S. markets, serving as the perfect catalyst to accelerate Brookfield Renewable’s growth.”

“Brookfield Renewable is the right home for Urban Grid. Our exceptional team and extraordinary portfolio combine to complement and expand Brookfield’s U.S. development operations, and this move enables the next phase of growth for our organizations,” said Frank DePew, President and Chief Executive Officer of Urban Grid. “Furthermore, Brookfield’s collaborative culture and entrepreneurial spirit match our DNA. With enormous pride and gratitude, I look forward to leading Urban Grid as part of Brookfield to make a meaningful contribution towards achieving a clean energy future.”

Nomura Greentech acted as Urban Grid's exclusive financial advisor and Orrick, Herrington & Sutcliffe LLP served as Urban Grid's legal advisor. Sidley Austin LLP served as legal advisor to Brookfield Renewable.

Solar megawatts are presented on a DC basis and storage megawatts are presented on an AC basis.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Its portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 21,000 megawatts of installed capacity and an approximately 56,000-megawatt development pipeline. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at www.bep.brookfield.com and https://bep.brookfield.com/bepc. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $650 billion of assets under management.

Media Contact:

Brookfield Renewable: Jonathan Crawford: (646) 992-2541, jonathan.crawford@brookfieldrenewable.com

Investor Relations:

Brookfield Renewable: Robin Kooyman: (416) 649-8172, robin.kooyman@brookfield.com

Urban Grid

Urban Grid is a utility scale renewable energy project developer, with over a decade of expertise in taking solar and energy storage projects through the full development process, from site acquisition through interconnection, permitting, and commercialization. Headquartered in Richmond, Virginia–with teams located strategically throughout the United States, Urban Grid has provided utilities and corporate clients with reliable clean energy. We are actively developing a growing portfolio of approximately 13,000 megawatts of solar PV and 7,000 megawatts of co-located and stand-alone energy storage, throughout 12 states in support of America's transition to clean, sustainable power. To learn more, please visit www.UrbanGridSolar.com.

Urban Grid is a Brookfield Renewable company. Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms.

Media Contact:

Urban Grid: Val Newcomb: (434) 422-5679, val.newcomb@urbangridco.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, “potential”, “can” or variations of such words and phrases. Forward-looking statements in this news release include statements regarding the parties’ future expectations, beliefs, plans, objectives, financial condition, assumptions or future events or performance, including with respect to the development of Urban Grid’s pipeline and the ability of the parties to optimize value of that pipeline. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors, including the ability of the parties to realize the expected benefits of the acquisition of Urban Grid, which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.